UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GCT Semiconductor Holding, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

36170N107
(CUSIP Number)

March 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 36170N107

1.	Name of Reporting Person Global Coretech Growth Fund 1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,248,875 shares* shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,248,875 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,875 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%*
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36170N107

1.	Name of Reporting Person Sukho Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,248,875 shares*
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,248,875 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,875 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%*
12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 36170N107

1.	Name of Reporting Person Jun Hyuk Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (Joint filers)
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 2,248,875 shares*
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 2,248,875 shares*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,248,875 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.12%*
12.	Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a)	Name of Issuer GCT Semiconductor Holding, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2290 North 1st Street, Suite 201 San Jose, CA

Item 2.

(a)	Name of Person Filing Global Coretech Growth Fund 1* Sukho Lee* Jun Hyuk Lee*

(b)	Address of Principal Business Office or, if none, Residence 902, 309, Gangnam-daero, Seocho-gu, Seoul, 06628 Cotozemsjo, Republic of Korea

(c)	Citizenship This statement is filed on behalf of: Global Coretech Growth Fund 1 – Republic of Korea Sukho Lee – Republic of Korea Jun Hyuk Lee – Republic of Korea

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

(e)	CUSIP Number 36170N107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Global Coretech Growth Fund 1 – 2,248,875* Sukho Lee – 2,248,875* Jun Hyuk Lee – 2,248,875*
(b)	Percent of class: Global Coretech Growth Fund 1 – 5.12* Sukho Lee – 5.12* Jun Hyuk Lee – 5.12*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0 shares
	(ii)	Shared power to vote or to direct the vote: Global Coretech Growth Fund 1 – 2,248,875* Sukho Lee – 2,248,875* Jun Hyuk Lee – 2,248,875*
	(iii)	Sole power to dispose or to direct the disposition of: 0 shares
	(iv)	Shared power to dispose or to direct the disposition of: Global Coretech Growth Fund 1 – 2,248,875* Sukho Lee – 2,248,875* Jun Hyuk Lee – 2,248,875*
 * The common stock (the “Shares”) reported herein include 2,248,875 Shares held by Global Coretech Growth Fund 1 (the “Fund”). Sukho Lee and Jun Hyuk Lee serve as the managing members of the Fund (all of the foregoing, the “Reporting Persons”).

The percentage ownership was calculated based upon 43,912,971 shares of the Issuer’s common stock outstanding as of March 26, 2024, as reported in the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2024.

By virtue of the relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest, if any, therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Material Filed as Exhibits

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2024

Global Coretech Growth Fund 1

/s/ SUKHO Lee
Signature

SUKHO Lee, Chief Executive Officer
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).